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JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com

+1 212 641 5669 Direct

+1 212 698 3599 Fax

November 12, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Catherine Courtney Gordon, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Ms. Gordon:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to the Deutsche X-trackers High Yield Corporate Bond - Interest Rate Hedged ETF, Deutsche X-trackers Investment Grade Bond - Interest Rate Hedged ETF, Deutsche X-trackers U.S. Aggregate Bond - Interest Rate Hedged ETF and Deutsche X-trackers Emerging Markets Bond - Interest Rate Hedged ETF, each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2014. The Trust has considered your comments and has authorized us to make the response and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	Please clarify and complete the descriptions of the Underlying Indexes.

Response 1.	The disclosure has been revised accordingly.

Comment 2.	Please explain why each Fund’s management fee is not disclosed in the Funds’ initial registration statement, and confirm that the management fees will be disclosed in the final registration statement.

Response 2.	The Board of Trustees of DBX ETF Trust approved the management agreement subsequent to the initial filing. The registration statement has been revised to disclose the management fee for each Fund.

Comment 3.	With respect to the Deutsche X-trackers High Yield Corporate Bond – Interest Rate Hedged ETF, please define the term “duration” in the Fund’s “Principal Investment Strategies” section.

Response 3.	The disclosure has been revised accordingly.

Comment 4.	With respect to the Deutsche X-trackers High Yield Corporate Bond – Interest Rate Hedged ETF, please explain the comparison intended by the phrase “more liquid universe of high yield bonds” in the Fund’s “Principal Investment Strategies” section.

Response 4.	The phrase is intended to state that the long positions included in the Underlying Index represent a more liquid selection of bonds than the universe of high-yield bonds in the United States not included in the Underlying Index. The disclosure has been revised to clarify the foregoing.

Comment 5.	In each Fund’s “Summary of Principal Risks” section, please revise the “Financial Services Sector Risk” to clarify the extent to which the Fund is concentrated in issuers of this sector.

Response 5.	The disclosure has been revised accordingly.

Comment 6.	Please define the initial reference to “DB composite rating”, as used throughout the index descriptions for the Deutsche X-trackers High Yield Corporate Bond – Interest Rate Hedged ETF and the Deutsche X-trackers Investment Grade Bond – Interest Rate Hedged ETF.

Response 6.	The disclosure has been revised to remove the references to the “DB composite rating.”

Comment 7.	On page 20, please disclose the index provider’s criteria for determining which countries are classified as “developed markets”.

Response 7.	The disclosure has been revised accordingly.

*  *  *  *  *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz